EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-182175 on Form N-1A of our report dated September 16, 2014, relating to the financial statements and financial highlights of Eaton Vance Institutional Emerging Markets Debt Fund (formerly, Eaton Vance Institutional Emerging Markets Local Debt Fund), the fund constituting Eaton Vance Series Fund, Inc. (the “Corporation”), appearing in the Annual Report on Form N-CSR of the Corporation for the year ended July 31, 2014, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 24, 2014